UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Primero Mining Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

74164W106

(CUSIP Number)

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1.	Name of reporting persons Goldcorp Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power – 31,151,200
	8.	Shared voting power – 0
	9.	Sole dispositive power – 31,151,200
	10.	Shared dispositive power – 0
11.	Aggregate amount beneficially owned by each reporting person 31,151,200
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.4% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 96,282,291 Common Shares outstanding as of September 30, 2012, as set forth in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2012, that was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K on November 8, 2012.

SCHEDULE 13D

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Explanatory Note: Goldcorp Inc. was eligible to file beneficial ownership reports with respect to the Common Shares (as defined below) of the Issuer (as defined below), on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and Rule 13d-1(d) thereunder as of August 11, 2011. Due to the acquisition of more than 2% of the Issuer’s outstanding Common Shares on August 6, 2012 (the “Acquisition”), Goldcorp Inc. was no longer eligible to file beneficial ownership reports on Schedule 13G and must now file reports regarding the Common Shares of the Issuer on Schedule 13D. After the Acquisition, Goldcorp Inc. beneficially owned 39,573,660 Common Shares, representing 44.8% of the outstanding Common Shares of the Issuer based on 88,259,831 Common Shares of the Issuer issued and outstanding as of June 30, 2012, as reported by the Issuer in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the Three and Six Months Ended June 30, 2012, that was filed with the SEC as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K on August 2, 2012. On October 11, 2012, Goldcorp Inc. sold 8,422,460 Common Shares in a secondary underwritten private offering. After such sale, Goldcorp Inc. beneficially owned 31,151,200 Common Shares, representing 35.3% of the outstanding Common Shares of the Issuer based on 88,259,831 Common Shares of the Issuer issued and outstanding as of June 30, 2012, as reported by the Issuer in its MD&A for the Three and Six Months Ended June 30, 2012, that was filed with the SEC as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K on August 2, 2012.

ITEM 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of Primero Mining Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive office is located at Suite 1640, One Bentall Centre, 505 Burrard Street, Box 24, Vancouver, British Columbia, Canada.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by Goldcorp Inc., a corporation organized under the laws of Ontario, Canada (“Goldcorp” or the “Reporting Person”). The principal business of Goldcorp is gold mining. The address of the principal business and principal office of Goldcorp is Suite 3400-666 Burrard St., Vancouver, British Columbia, V6C 2X8 Canada.

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Current information concerning the identity and background of the directors and executive officers of the Reporting Person is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. To the knowledge of the Reporting Person, during the last five years, none of the directors and executive officers identified on Annex A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

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ITEM 3.	Source and Amount of Funds or Other Consideration.

On August 6, 2012, the Reporting Person acquired 8,422,460 Common Shares as payment in full of the remaining $31,500,000 principal and interest outstanding on a convertible promissory note issued on August 6, 2010 by the Issuer to Desarrollos Mineros San Luis, S.A. de C.V., a wholly-owned subsidiary of Reporting Person (“DMSL”), in the original principal amount of $60,000,000 with interest payable of 3% per annum, which is equivalent to $3.74 per share.

On October 11, 2012, the Reporting Person sold 8,422,460 Common Shares at a sales price of $5.25 per share with aggregate proceeds of $44,217,915 to the Reporting Person in a secondary underwritten private offering in Canada with Scotia Capital Inc. and Canaccord Genuity Corp. serving as underwriters. There have been no changes in the Reporting Person’s holdings in the Issuer since the sale of the Common Shares on October 11, 2012.

ITEM 4.	Purpose of Transaction.

The acquisition of Common Shares made by the Reporting Person described in this Schedule 13D was made solely for the purpose of investment and the Reporting Person intends to review this investment on a continuing basis.

Other than as described above and in connection with the Participation Agreement (as defined in Item 6), the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, change its intention with respect to any and all matters referred to in subparagraphs (a) – (j) above.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Person, there were 96,282,291 Common Shares outstanding as of September 30, 2012, as set forth in the Issuer’s MD&A for the Three and Nine Months Ended September 30, 2012, that was filed with the SEC as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K on November 8, 2012.

SCHEDULE 13D

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The Reporting Person beneficially owns in the aggregate 31,151,200 Common Shares, or 32.4% of the issued and outstanding Common Shares. The Reporting Person has sole voting and dispositive power over all of such Common Shares.

To the knowledge of the Reporting Person, none of the persons named in Annex A beneficially own any Common Shares.

(c) During the last 60 days, no transactions in the Common Shares were completed by the Reporting Person.

(d) No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares owned by the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of a Participation Agreement, dated August 6, 2010, by and between DMSL and the Issuer (the “Participation Agreement”), as subsequently assigned to the Reporting Person pursuant to an Assignment Agreement, effective as of August 6, 2010, by and between DMSL and the Reporting Person (the “Assignment Agreement”), the Reporting Person and its affiliates are required to collectively beneficially own at least 31,151,200 Common Shares until August 6, 2013. In addition, until such time as the percentage of Common Shares beneficially owned by the Reporting Person and its affiliates in relation to the number of Common Shares issued and outstanding on a non-diluted basis (the “Percentage”) is less than 10% for a continuous period of at least thirty (30) days:

1.	the Reporting Person has the right to maintain its Percentage if the Issuer (a) issues or sells any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (collectively, “Equity Securities”) for cash or cash equivalents (other than certain issuances or exercises of Equity Securities pursuant to benefit plans), or (b) issues Equity Securities for non-cash consideration or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization; and

2.	the Reporting Person is entitled to designate a number of individuals to serve as directors on the board of directors of the Issuer determined by multiplying the Percentage by the number of directors comprising the Issuer’s board of directors from time to time, rounded down to the closest whole number.

In addition, for so long as the Percentage remains at 20% or more, the Reporting Person may request that the Issuer register for sale all or any portion of the Common Shares issued to or acquired by the Reporting Person from time to time by filing and obtaining a receipt for a preliminary and final prospectus in all provinces and territories of Canada, other than Quebec unless the Issuer is a reporting issuer in Quebec at the time of delivery of the request. Subject to certain exceptions, the Issuer must then use commercially reasonable efforts to file a preliminary and final prospectus in those jurisdictions described in the previous sentence qualifying the Common Shares for sale in the manner specified in the request. Copies of the Participation Agreement and the Assignment Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

SCHEDULE 13D

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ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Participation Agreement, dated August 6, 2010, by and between Desarrollos Mineros San Luis, S.A. de C.V. and Primero Mining Corp.

Exhibit 2	Assignment Agreement, effective as of August 6, 2010, by and between Desarrollos Mineros San Luis, S.A. de C.V. and Goldcorp Inc.

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

SCHEDULE 13D

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ANNEX A

Certain Information Regarding Directors and Executive Officers of Goldcorp Inc.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment and the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is Suite 3400-666 Burrard St., Vancouver, British Columbia, V6C 2X8 Canada and the citizenship of each person is Canada.

Directors

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
John Bell	Director - Goldcorp Inc.
Lawrence Bell	Director - Goldcorp Inc.
Beverley Anne Briscoe	President - Briscoe Management Limited (835 Granville Street, Vancouver, BC V6Z 1K7)
Peter Dey	Director - Goldcorp Inc.
Doug Holtby	Vice-Chairman of the Board and Lead Director - Goldcorp; President and Chief Executive Officer - Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation (7230 Arbutus Road, West Vancouver, BC V7W 2L5)
Charles Jeannes	President and Chief Executive Officer - Goldcorp Inc.
Randy Reifel	President - Chesapeake Gold Corp. (1512 Yew Street, Suite 201, Vancouver, Canada V6K 3E4)
Dan Rovig	Director - Goldcorp Inc.
Ian Telfer	Chairman of the Board - Goldcorp Inc.
Kenneth Williamson	Director - Goldcorp Inc.
Blanca Trevińo de Vega	President and Chief Executive Officer - Softtek (Blvd. Diaz Ordaz km 333, Plaza Leona Seccion IV, Garza Garcia, Nuevo Leon, Mexico, C.P. 66210)
Executive Officers
Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
George Burns	Executive Vice President and Chief Operating Officer - Goldcorp Inc.
Lindsay Hall	Executive Vice President and Chief Financial Officer - Goldcorp Inc.
Timo Jauristo	Executive Vice President, Corporate Development - Goldcorp Inc.
Charles Jeannes	President and Chief Executive Officer - Goldcorp Inc.